FORM 6-K
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549
                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
              the Securities Exchange Act of 1934
                  For the month of June, 2003

Sopheon plc



(Translation of registrant's name into English)

Stirling House, Surrey Research Park
Guildford Surrey GU2 7RF
United Kingdom



(Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F      X

Form 40-F _________


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.

         Yes  _________

        No     X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

This report comprises a Press Announcement, attached as Exhibit A, relating to the release of Sopheon plc's Preliminary Results statement for the year ended December 31, 2002 to the AIM market of the London Stock Exchange.
                           SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.




Sopheon plc




10 June 2003


(Registrant)
Arif Karimjee



Date


(Signature)*
Finance Director


* Print the name and title of the signing officer under his/her signature.